SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

CYBERSOURCE CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

23251J 10 6 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 5 Pages

CUSIP No. 23251J 10 6	13G/A	Page 2 of 5 Pages

1.	Name of Reporting Person S.S. OR I.R.S. Identification No. of above person William S. McKiernan

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 149,101 shares 6. Shared Voting Power 4,491,380 shares 7. Sole Dispositive Power 149,101 shares 8. Shared Dispositive Power 4,491,380 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,640,481 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 13.9%

12.	Type of Reporting Person* IN

Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer:

CyberSource Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

1295 Charleston Road, Mountain View, CA 94043

Item 2.	(a)	Name of Person Filing:

William S. McKiernan

	(b)	Address of Principal Office

1295 Charleston Road, Mountain View, CA 94043

	(c)	Citizenship:

USA

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

23251J 10 6

Item 3.	Not applicable.

Item 4.	Ownership.

The following information with respect to the ownership of the Common Stock of the Issuer by the person filing this Statement is provided as of December 31, 2003:

	(a)	Amount beneficially owned:

4,640,481 shares (including options exercisable within 60 days to acquire 122,916 shares of common stock), as of December 31, 2003. In addition, includes 22,100 shares of common stock held by members of Mr. McKiernan’s immediate family. Mr. McKiernan disclaims beneficial ownership of the shares held by his immediate family.

Page 4 of 5 Pages

(b) Percent of class:

13.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 149,101 shares

(ii) Shared power to vote or to direct the vote: 4,491,380 shares

(iii) Sole power to dispose or to direct the disposition of: 149,101 shares

(iv) Shared power to dispose or to direct the disposition of: 4,491,380 shares

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of the Group

Not applicable.

Page 5 of 5 Pages

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004

/s/ William S. McKiernan

William S. McKiernan